Exhibit 17.1

2929 Allen Parkway, Suite 3450 Houston, TX 77019-7120 P 281.540.0028 pmerritt@traton.org

6-5-2013

Mark Spezialy
Rockdale Resources Corporation
11044 Research Boulevard
Suite A - 200
Austin, Texas  78759

Re: Resignation

Mr Spezialy:

Please accept this as notice of immediate resignation of Patrick W. Merritt from all employment and or management positions and or board of director positions including but not limited to Vice President of Exploration and Operations, Chief Operating Officer, and Director with Rockdale Resources Corporation.

I believe the immediate resignation is warranted since de-facto I have been removed from those responsibilities already and as you know the company is basically in default of the stock signing bonus I was promised for serving and the salary I was originally paid is no longer being paid.

Sincerely,

/s/ Patrick W. Merritt

Patrick W. Merritt